SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.       Description

Exhibit No. 1     Directorate Change released on 05 July, 2005
Exhibit No. 2     Guaranteed Notes released on 13 July, 2005
Exhibit No. 3     Adoption of IFRS released on 15 July, 2005

Exhibit No. 1


                            Appointment of Director

The Rank Group Plc ("Rank" or "the Company") announces the appointment of Peter Gill as Group Finance Director, and as a Director of the Company, with effect from 11 July 2005.

Mr Gill, age 49, was previously Group Finance Director of Xansa plc, prior to which he was Chief Financial Officer of the Penguin Group, a division of Pearson plc.

Alun Cathcart, Rank's Chairman said "I am very pleased that we have recruited a Group Finance Director of the calibre of Peter who has considerable plc experience. I am confident that he will contribute significantly to the development of Rank in the future."

Rank confirms that other than Mr Gill's previous directorship of Xansa plc, there is no information to be disclosed under the requirements of Listing Rule
9.6.13 in relation to this appointment.

                                    - ends -

Enquiries:

The Rank Group Plc                                             020 7535 8000
Charles Cormick, Company Secretary

The Maitland Consultancy                                       020 7379 5151
Angus Maitland
Suzanne Bartch

Notes to editors:
Peter Gill is a chartered accountant. His most recent role was Finance Director of Xansa plc, the FTSE250 IT consulting and outsourcing group which he joined in January 2003. Prior to that Peter worked extensively in media and publishing. From 1993 to 1997 he was Finance Director of Dorling Kindersley Holdings plc and then he joined Pearson plc in January 1998 initially as Director of Financial Operations and then as Chief Financial Officer of the Penguin Books Division.

Exhibit No. 2


                         Acquisition of Guaranteed Notes

The Rank Group Plc announces that Rank Group Finance Plc has acquired, in an open market offer, $1m of its outstanding 7.125% Guaranteed Notes due 2018 ("Notes"). The acquired Notes will be cancelled. Notes totalling $14.8m remain in issue. A prior notice of cancellation was issued in July 2004.

Enquiries:
The Rank Group Plc                                         Tel: 020 7706 1111
Sam Wren, Group Treasurer

Exhibit No. 3


                          The Rank Group Plc ("Group")
                  International Financial Reporting Standards

1.Introduction

In line with other EU listed companies, the Group adopted International Financial Reporting Standards (IFRS) as its primary accounting basis from 1 January 2005. As a result, financial statements, including comparatives, published by the Group for 2005 will be prepared under IFRS.

This press release explains how the Group's previously reported UK GAAP financial results and position as at and for the year ended 31 December 2004 would have been reported under IFRS as applicable to the comparatives that will be presented in the Group's 2005 IFRS Financial Statements to 31 December 2005.

The basis of preparation for the information contained in this document is presented in Appendix 1 of this document. The financial information has not been audited by the Group's auditors, PricewaterhouseCoopers LLP, although along with other advisors, they have been consulted as appropriate throughout the transition process.

Enquiries:

The Rank Group Plc                                             020 7706 1111
Paul Marshall, Director of Finance & Taxation
Mike Davies, Director of Investor Relations

Maitland Consultancy                                           020 7379 5151
Suzanne Bartch

A copy of this release and an IFRS slide pack will be available on the Group's website (www.rank.com)

2.Key Impact Analysis

Key Impacts

- GBP5.0m increase in 2004 adjusted profit(1)
- 0.8p increase in 2004 adjusted EPS (UK GAAP - 18.0p, IFRS - 18.8p)
- GBP24.4m decrease in net assets at adoption date of 1 January 2004
- GBP14.7m decrease in net assets at 31 December 2004
- Presentation of Deluxe Media Services ("DMS") as a discontinued operation - includes reallocating the results and provision for loss on disposal as single line below profit after tax. No adjustment made to reflect any developments since the announcement of the Group's 2004 UK GAP results in February 2005

(1) Adjusted profit : profit before tax and exceptional items, excluding DMS and foreign currency movements on inter-company balances. A reconciliation to profit before tax is provided later in this document.

Principal Adjustments

- Mecca impairments - change in assessment for impairment from the whole business as a single unit to a club by club basis resulting in fixed asset impairments and onerous lease charges for certain clubs. No benefit taken where club is under valued.

- Lease accounting - buildings element of certain property leases reclassified as finance leases resulting in a decrease in operating lease expenses but an increase in interest charges. On the balance sheet leased assets increase, offset by lease obligations (debt).

- Goodwill amortisation ceases but acquired intangibles recognised and amortised

- Employee benefits - expense recognised for all unvested share schemes granted since November 2002 based on fair value at the date of grant

- Foreign exchange on certain inter-company loans taken to income statement, which may increase income statement volatility. No impact on net assets.

- Transfer of casino licences and software development costs from tangible to intangible fixed assets, with no impact on net assets

- Separately identifiable intangibles split from goodwill on acquisitions subsequent to the transition date (1 January 2004)

- Deferred tax recognised on all temporary differences

- Format - DMS results and assets and liabilities presented separately in income statement and balance sheet plus changes in balance sheet classifications.

Impact on 2005

- Amortisation of equity component of convertible bond (2005 onwards)
- IAS 32 & 39 adoption will increase P&L volatility
- Full year of intangible amortisation on 2004 acquisitions
- Employee share scheme costs cover an additional year (2003-2005)
- Risk of asset impairments increases volatility
- Impact of IAS 32 & 39 on Gaming revenue recognition continues to be assessed by the Group and the wider Gaming sector as a whole

3.Reconciliations

Income statement for the year ended 31 December 2004


                                UK GAAP   Other IFRS          DMS        IFRS
                                          Adjustments
                                  (GBPm)        (GBPm)      (GBPm)      (GBPm)
Revenue                         1,953.3             -      (385.1)    1,568.2
Operating profit before
exceptionals (1)                  197.6           7.2        (8.9)      195.9
Exceptional operating
losses                            (58.1)        (10.5)       27.1       (41.5)
Operating profit (2)              139.5          (3.3)       18.2       154.4
Exceptional non-operating
items                            (185.5)          4.1       181.4           -
Net financing costs (3)           (37.3)          9.2        (0.4)      (28.5)
Associates & joint ventures           -             -           -           -
(Loss) profit before tax          (83.3)         10.0       199.2       125.9
Tax charge                        (35.4)         12.1         1.2       (22.1)
Discontinued operations               -             -      (118.1)     (118.1)
                                ---------    ----------   ---------   ---------
Loss after tax                   (118.7)         22.1        82.3       (14.3)
                                =========    ==========   =========   =========
Attributable to:
Minority interest                   0.7             -           -         0.7
Equity shareholders              (119.4)         22.1        82.3       (15.0)
                                ---------    ----------   ---------   ---------

(1)   analysis provided in Appendix 2
(2)   analysis provided in Appendix 3
(3)   analysis provided in Appendix 4

Reconciliation of 2004 Adjusted profit before tax (4)

                                         UK GAAP                     IFRS
                                   GBPm         GBPm         GBPm         GBPm
(Loss) profit before tax                       (83.3)                    125.9
Adjustments:
DMS pre-exceptional
operating profit                   (8.9)                        -
DMS interest                       (0.4)                        -
Exceptional items                 243.6                      41.5
Foreign currency gains on
inter-company movements               -                     (11.4)
                                               234.3                      30.1
Adjusted profit before tax                     151.0                     156.0

(4)Adjusted profit before tax: profit before tax before exceptional items, excluding DMS and foreign currency movements on inter-company balances


Balance sheet as at 31 December 2004 (5)


                             UK      Open      Open    2004     2004      IFRS
                           GAAP   balance   balance    adjs      DMS
                                    adjs*       DMS   (excl     adjs
                                    (excl     adjs*    DMS)
                                     DMS)
                           GBPm      GBPm      GBPm    GBPm     GBPm      GBPm
Non-current assets
Goodwill                  117.7         -         -     4.4        -     122.1
Other intangible assets       -     123.0       6.3     4.6     (3.7)    130.2
Property, plant and
equipment                 718.7    (131.9)     (2.3)   (3.3)    (4.1)    577.1
Investments in joint
ventures                    6.7         -         -     0.4        -       7.1
Other investments          48.2         -         -       -        -      48.2
Other receivables         261.1         -         -       -        -     261.1
Deferred tax asset         52.3     (17.0)        -    (3.1)       -      32.2
                        1,204.7     (25.9)      4.0     3.0     (7.8)  1,178.0
Current assets
Inventories                65.1         -         -       -    (13.4)     51.7
Trade & other receivables 370.7         -         -       -   (138.6)    232.1
Cash & cash equivalents    84.3         -         -       -     (8.7)     75.6
Non-current assets
classified as held for sale   -         -         -       -    174.0     174.0
                          520.1         -         -       -     13.3     533.4

Gross assets            1,724.8     (25.9)      4.0     3.0      5.5   1,711.4
Liabilities
Borrowings                (21.9)     (0.8)     (0.8)   (1.2)     4.9     (19.8)
Trade and other
payables                 (433.2)     46.5      (2.7)    5.8    112.4    (271.2)
Current tax liabilities    (9.7)        -         -       -      0.2      (9.5)
Liabilities directly
associated with non-
current assets
classified as held
for sale                      -         -         -       -   (142.8)   (142.8)
                         (464.8)     45.7      (3.5)    4.6    (25.3)   (443.3)
Net current assets         55.3      45.7      (3.5)    4.6    (12.0)     90.1
Non-current
liabilities
Borrowings               (669.1)    (24.8)     (3.3)   (4.2)     9.3    (692.1)
Other non-current
liabilities              (113.3)        -      (2.0)    0.5     10.5    (104.3)
Provisions                (29.7)    (11.4)        -    (0.8)     5.5     (36.4)
Retirement benefit
obligations               (33.2)     (3.2)        -     1.1        -     (35.3)
                         (845.3)    (39.4)     (5.3)   (3.4)    25.3    (868.1)
Net assets                414.7     (19.6)     (4.8)    4.2      5.5     400.0
Shareholders' equity
Ordinary share capital     62.4         -         -       -        -      62.4
Share premium              88.3         -         -       -        -      88.3
Capital redemption
reserve                    24.8         -         -       -        -      24.8
Other reserves            230.5     (19.6)     (4.8)    4.2      5.5     215.8
Shareholders' equity      406.0     (19.6)     (4.8)    4.2      5.5     391.3
Minority interests          8.7         -         -       -        -       8.7
Total equity              414.7     (19.6)     (4.8)    4.2      5.5     400.0

*adjustments impacting the opening IFRS balance sheet at 1 January 2004
(5)analysis provided in Appendix 5, Net Asset Reconciliation

The adjustments are explained individually in section 5, IFRS Adjustments.

4.Formats

The principal presentational differences for IFRS purposes are as follows:

Discontinued Operations Results Reported on a Post-tax Basis

- The Deluxe Media business meets the IFRS criteria required to be classified as discontinued operations. As a result, DMS revenue is excluded from the income statement and the results of DMS, including any associated impairment, are reported in a single line on a post-tax basis.

Associate and Joint Venture Results Reported on a Post-tax Basis

- Income from associates and joint ventures is reported on a post-tax basis.

Balance Sheet Format

- Under IFRS assets classified as long-term current assets under UK GAAP are reported as non-current assets under IFRS.

Cash Flow Statement

- IAS 7 will require a different presentation of the cash flow statement for IFRS purposes, categorised under the headings "operating", "investing" and "financing". A cash flow statement is not included in this report.

5.IFRS Adjustments

Revenue

As explained above, DMS is classified as discontinued operations under IFRS. As a result, DMS revenue is not included in the income statement, reducing revenue by GBP385.1m.

Profit

A.Mecca Impairment

The assessment for impairment under IFRS is different than under UK GAAP principally as a result of a different interpretation of classifying asset groups. Under IFRS, Mecca clubs have been assessed on an individual club basis and for certain clubs, where the cash flows associated with the club do not exceed the club's carrying value, an impairment charge has been recognised in the opening balance sheet at 1 January 2004 against the carrying value of fixed assets. Previously all clubs were treated as one business unit. In addition in certain cases an onerous lease provision has also been established. The impact of this is a reduction in net assets as at 1 January 2004 of GBP39.6m.

In the 2004 income statement, depreciation and lease costs were reduced by GBP2.3m as a result of this impairment. An additional impairment charge of GBP6.4m was also incurred in the year. Accordingly, net assets were reduced by a further GBP4.1m during 2004. The additional impairment in 2004 has been classified as an exceptional charge in operating profit due to its size.

This assessment of impairment under IFRS (together with the onerous lease provision made) reduces the depreciation and lease costs reported by Mecca, but increases volatility as impairment charges are more likely to occur in the future.

No benefit has been taken if the cash flows associated with a club exceed the carrying value of the assets on an individual club basis.

For Grosvenor and Hard Rock, impairment tests are performed at individual unit level for both UK GAAP and IFRS therefore the transition to IFRS has not resulted in a change.

B. Leases

i. Finance Leases

The application of IAS 17 "Leases" results in the building elements of a number of property leases being classified as finance leases. Consequently net assets as at 1 January 2004 were reduced by GBP6.3m, being the net of additional leased fixed assets of GBP19.3m, off-set by lease obligations of GBP25.6m.

In the 2004 income statement operating lease costs were replaced by leased asset depreciation and finance lease interest, increasing operating profit by GBP2.2m and interest costs by GBP2.3m. While the total cost recognised over the length of the lease is the same under UK GAAP and IFRS, the phasing is different due to more interest being recognised at the inception of the lease under IFRS.

Net assets as at 31 December 2004 decreased by a further GBP0.1m during 2004.

ii.Lease Incentives

In accordance with IAS 17, lease incentives have been spread over the entire length of the lease. Under UK GAAP, lease incentives were spread over the period to the first break clause or market rent review. While the total benefit recognised over the length of the lease remains the same, the phasing changes, and operating profit for 2004 was reduced by GBP0.7m.

Net assets at 1 January 2004 were reduced by GBP6.6m and by a further GBP0.7m during 2004.

iii.Sale and Leaseback Transactions

Sale and leaseback adjustments relate solely to DMS and decrease DMS results before tax by GBP1.2m.

C.Goodwill Amortisation and Acquired Intangible Asset Amortisation

The Group has taken advantage of the available election not to restate any business acquisitions transacted before 1 January 2004, the date of transition to IFRS.

In accordance with IFRS, goodwill is not amortised but is subject to an annual impairment review. As a result, operating profit and net assets as at and for the year ended 31 December 2004 increased by GBP5.8m being the reversal of the 2004 amortisation charge (net of DMS amortisation, separately presented as noted above).

In addition, intangible assets acquired in business combinations occurring after 1 January 2004 are separately recognised and amortised over their useful lives. Under UK GAAP, all excess consideration over the fair value of assets acquired was classified as goodwill and amortised over a period no longer than 20 years. As a result, 2004 operating profit and net assets at 31 December 2004 decreased by GBP0.1m.

Intangible assets acquired, provisionally measured at GBP1.7m, are classified as brands, licences and software development and are being amortised over a period of between 5 to 20 years.

D.Employee Benefits

i.Share Based Payments

In accordance with IFRS, an expense is recognised for all equity instruments granted under all unvested share schemes (Save As You Earn, Executive Share Option Scheme, Long Term Incentive Plan) granted after 7 November 2002 based on the fair value at the date of grant. The expense is recognised over the length of the vesting period of the scheme and if the actual vesting of the scheme differs from the expected vesting the charge is not always adjusted. Under UK GAAP, an expense, based on the market value of the share at the date of grant, was only recognised for the Group's Long Term Incentive Plan scheme. Operating profit in 2004 was reduced by GBP1.7m. In addition DMS incurred a charge of GBP0.5m.

Net assets at 1 January 2004 were reduced by GBP0.1m and by a further GBP0.1m during 2004 representing the Group's National Insurance liability.

In 2005, employee share scheme costs will increase as the transition rules unwind and the charge will cover all unvested schemes from November 2002 - 2005.

ii.Holiday Pay Accrual

In accordance with IFRS, appropriate provision must be made for the cost of holiday entitlements not taken at the balance sheet date. Under UK GAAP, in line with common practice, the Group did not account for holiday pay accruals unless legally obliged to make cash settlement. As a result, operating profit was reduced by GBP0.4m in 2004 under IFRS. In addition, DMS incurred a charge of GBP0.3m recognised within the results of discontinued operations.

Net assets at 1 January 2004 were reduced by GBP4.0m and by a further GBP0.7m during 2004.

iii.Defined Benefit Retirement Plans

In 2004, the Group accounted for pensions in accordance with FRS 17 for UK GAAP purposes. In adopting IAS 19, the Group has elected to apply IAS 19 (Amended) and to recognise actuarial gains/losses in reserves. This statement has not yet been approved by the EU.

The income statement expense for the defined benefit pension scheme is the same under both IFRS and UK GAAP.

In accordance with IFRS, the assets of the pension plan are valued at bid-price and a liability is recognised for death in service benefit. Under UK GAAP, assets are valued using mid-price and no liability is recognised relating to death in service benefits. As a result, an additional GBP1.1m actuarial gain was recognised in reserves during 2004. Net assets at 1 January 2004 were reduced by GBP3.2m, of which the GBP1.1m reversed in 2004 as a result of the actuarial gain.

In addition, the pension liability is shown before deferred tax, with the associated deferred tax asset reported separately. Under UK GAAP, the pension liability is reported net of the associated deferred tax asset of GBP8.9m.

E.Provision for Loss on Disposal of Deluxe Media Services ("DMS")

As discussed, DMS is classified as a discontinued operation under IFRS and its post-tax results, including the provision for loss on disposal, is reported in a single line.

Under UK GAAP, GBP76.7m of DMS pre-1997 goodwill previously written off to reserves was charged to the income statement as part of the loss on disposal. Under IFRS, goodwill previously written off to reserves under a prior GAAP is not charged to the income statement.

In addition, the impact of the IFRS adjustments detailed above resulted in the carrying value of the DMS business to be sold under IFRS was smaller than under UK GAAP. Consequently the provision for loss on disposal is smaller by GBP5.6m under IFRS.

F.Foreign Exchange on Inter-company Loans

Under IFRS, foreign exchange movements on inter-company loans not meeting IAS 21 recognition criteria on quasi-equity are recognised in the income statement as finance gains or losses. Under UK GAAP hedging rules, these foreign exchange movements were taken to reserves. This change may result in volatility in future results.

Although the foreign exchange movements recognised in the income statement are offset by foreign exchange movements still recognised in reserves, the Group is considering whether or not to hedge the potential income statement volatility. In 2004, the impact was to increase profit before tax by GBP11.4m. This has been excluded from adjusted profit. There is no impact on net assets.

Compared with 2004 foreign currency movements, the GBP/USD exchange rates have moved in the opposite direction during the first half of 2005. As a result, we anticipate a foreign currency finance charge to be recognised at the 2005 half year with a corresponding gain being recognised in reserves.

The Group understands that the IASB is currently reviewing IAS 21. Any revisions to IAS 21 may impact the accounting implications discussed above.

G.Taxation

In accordance with IFRS, deferred tax has been provided on all temporary differences. Under UK GAAP deferred tax was provided on timing differences. In addition, deferred tax has been recognised on the other IFRS adjustments discussed above. The impact of this is a reduction in net assets as at 1 January 2004 of GBP17.0m being the recognition of a GBP33.9m deferred tax liability on temporary differences not recorded under UK GAAP offset by a GBP16.9m deferred tax asset on other IFRS adjustments.

In the 2004 income statement, tax costs, including DMS, were reduced by GBP12.2m of which GBP3.4m related to 2004 IFRS adjustments impacting the income statement and net assets. Due to the tax treatment of foreign exchange in the accounts of certain of the Group's subsidiaries, a GBP8.8m tax credit was also transferred to the income statement from reserves in relation to the GBP11.4m foreign exchange gain transferred from reserves. In addition, a deferred tax expense of GBP6.5m was recognised in reserves in respect of temporary differences. Accordingly, net assets were reduced by GBP3.1m during 2004.

The Group's effective tax rate could be more volatile under IFRS.

Net Assets

A.Dividend Accrual

In accordance with IFRS, proposed dividends are provided for in the period in which they are formally declared and approved. Under UK GAAP, proposed dividends are provided for in the period to which they relate.

As a result the final dividend for 2004 has been reversed for IFRS purposes and is recognised in the following year, increasing net assets by GBP55.5m at 1 January 2004 and GBP5.6m at 31 December 2004.

B.Casino Licences and Software Development Costs

In accordance with IFRS, casino licences, software licences and other development costs are classified as intangible assets. Under UK GAAP, these assets were reported within tangible fixed assets. GBP129.4m was transferred to intangibles at 1 January 2004, of which GBP111m related to Gaming licences. An additional GBP2.8m, was transferred in 2004.

There is no impact on net assets.

2005 Onwards

A. Financial Instruments - IAS 32 & 39

In addition to the amendments discussed above, the Group has adopted IAS 32 & 39, Financial Instruments with effect from 1 January 2005. The Group has not elected to restate its comparatives to reflect IAS 32 & 39. As a result, the 2004 restatements continue to reflect financial instruments as accounted for under UK GAAP.

The main effects of IAS 32 & 39, which will be reflected from 2005 onwards, are:

(i) Amortisation of Equity Component of Convertible Bond

In accordance with IAS 32 & 39, the equity component of the Group's GBP167m convertible bond was valued at bond launch and taken to equity. The equity component will be amortised as a finance cost to the profit and loss account over the life of the bond. The annual amortisation cost is GBP3.0m.

(ii) Fair Value of Financial Instruments

The Group's investments, which are not equity accounted, will be classified as available for sale investments. These investments will be marked to market with changes in value taken to reserves and recycled to income when the investment is sold. This is not expected to have a material impact on the Group.

(iii) Hedging

Rank uses derivatives to manage the level of fixed and floating rate debt within the Group. These derivatives are deemed to be highly effective and will result in minimal income statement volatility.

Rank also hedges the translation risk from its net investment in overseas subsidiaries using foreign exchange forwards and swaps. These derivatives will be accounted for using the cash-flow hedge accounting methodology, with any translation gains and losses being recorded in reserves.

The Group hedges material currency sales and purchases of subsidiary entities using foreign exchange derivatives. Procedures have been put in place to ensure that Rank can elect to account for these derivatives using the hedge accounting rules.

(iv) Revenue Recognition

The Group is currently evaluating the impact of IAS 32 & 39 on its policy for revenue recognition in the Gaming business. The review will not materially impact operating profit.



In accordance with guidance issued by the UK Accounting Standards Board, the Group has adopted the full version of IAS 32 & 39, as issued by the IASB. Group policy also complies with the amended version endorsed by the European Commission.

Appendix 1

Basis of preparation

The financial information presented in this document has been prepared on the basis of all International Financial Reporting Standards (IFRS), except IAS 32 and 39, including International Accounting Standards (IAS) and interpretations issued by the International Accounting Standards Board and its committees and as interpreted by any regulatory bodies applicable to the Group as expected to apply to the Group on 31 December 2005. These are subject to ongoing amendment by the IASB (e.g. IAS 19 "Employee Benefits" has not yet been approved) and subsequent endorsement by the European Commission and are therefore subject to possible change. As a result, information contained within this release will require updating for any subsequent amendment to IFRS required for first time adoption of those new standards that the Group may elect to adopt early.

The financial information has not been audited by the Group's auditors, PricewaterhouseCoopers LLP, although along with other advisors, they have been consulted as appropriate throughout the transition process.

The Group's transition date to IFRS is 1 January 2004.

IFRS 1 exemptions

IFRS 1, "First-time adoption of International Financial Reporting Standards" sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish its IFRS accounting policies as at 31 December 2005 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 January 2004.

IFRS 1 provides a number of optional exceptions to this general principle. The most significant of these are set out below, together with a description in each case of the exception adopted by the Group.

Business combinations

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition, As a result, in the opening balance sheet, goodwill arising from past business combinations (GBP117.7m) remains as stated under UK GAAP at 31 December 2003.

Defined benefit retirement plans

The Group has elected to recognise all cumulative actuarial gains and losses in relation to employee schemes at the date of transition. In accordance with the amendment to IAS 19, issued in December 2004, the Group has recognised actuarial gains and losses in full in the period in which they occur in the statement of income and expenses.

Financial instruments

As discussed above, the Group has adopted IAS 32 and IAS 39 prospectively from 1 January 2005.

Foreign exchange gains and losses

The Group has elected to set cumulative translation differences on retranslation of subsidiaries' net assets to zero at the date of transition.

Share based payments

IFRS 2 has been applied prospectively to all unvested share based payments granted after 7 November 2002.

Appendix 2

Pre-exceptional operating profit reconciliation


                               GBPm    GBPm   Notes


2004 Operating profit* - UK
GAAP                                  197.6
DMS UK GAAP                            (8.9)  Included within held for Sale
                                      -------
                                      188.7
IFRS adjustments
(excluding-DMS):
- Goodwill amortisation         5.8           Goodwill no longer amortised (C)
- Acquired intangible
amortisation                   (0.1)          2004 acquisitions (C)
- Operating lease costs         2.2           Reclassified as finance
                                              leases (Bi)
- Employee benefit costs       (2.1)          Share based payments, holiday
                                              pay (D)
- Mecca impairment              2.0           Depreciation saving (A)
- Mecca impairment              0.3           Onerous lease rent savings (A)
- Associates & joint venture   (0.5)          Presentation
- Operating lease incentives   (0.7)          Spread over life of lease(Bii)
- Other                         0.3           Other minor changes
                              -------
IFRS adjustments (exluding              7.2
DMS)
                                      -------
2004 Operating profit* - IFRS         195.9
                                      =======
* Before exceptional items

Appendix 3

Post exceptional operating profit reconciliation


                                GBPm    GBPm   Notes


2004 Operating profit - UK
GAAP
- Pre-exceptional              197.6
- Exceptional items            (58.1)          DMS (GBP27.1m), Hard Rock (GBP31m)
                                ------
UK GAAP operating profit               139.5

DMS reclassification:                          Reclassified as held for sale
- Pre-exceptional operating
profit                          (8.9)
- Exceptional items             27.1
                                ------
                                        18.2
IFRS adjustments:
- Pre-exceptional adjustments    7.2
- Loss on disposal of                          Transferred from UK GAAP non-
continuing ops                  (4.1)          operating
- Additional Mecca Impairment   (6.4)          2004 impairments (A)
                                ------
IFRS adjustments                        (3.3)
                                       ------
2004 Operating profit - IFRS           154.4
                                       ======

Appendix 4

Financing costs reconciliation

                                    GBPm      GBPm   Notes
2004 Net financing costs - UK
GAAP                                      37.3
- DMS interest                             0.4   Presentation
                                         -------
                                          37.7
IFRS adjustments:
- Leases                           2.7           Finance cost of reclassified
                                                 leases
- Associates                      (0.5)          Presentation
- Foreign exchange on
I/co loans                       (11.4)          No impact on net assets
                                 -------
                                          (9.2)
                                         -------
2004 Net financing costs - IFRS           28.5
                                         =======


Rank has not elected to restate its 2004 comparatives IAS 39. As a result the amortisation of the equity component of the GBP167m convetible bond is not reflected above (GBP3.0m p.a.)

Appendix 5

Net asset reconciliation


                               GBPm    GBPm   Notes

2004 net assets - UK GAAP             414.7
IFRS adjustments:
- Opening net asset
adjustment                    (24.4)
2004 adjustments:
- Income statement
adjustments                   104.4           As per restated income statement
- Foreign exchange on                         Taken to income statement under
Intercompany loans            (11.4)          IFRS
- Tax                         (15.3)
- Dividends                     5.6           03 final dividend recognised, 04
                                              final derecognised
- Employee benefit costs        2.0           Share based payments taken to
                                              reserves
- Pensions                      1.1           Actuarial gains taken to
                                              reserves
- DMS goodwill                (76.7)          Goodwill written off not
                              -------         recycled
IFRS adjustments                      (14.7)
                                      ------
2004 Closing net assets -
IFRS                                  400.0
                                      =====


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  18 July 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary